CONTACT:

Ernest G. Siddons
President and Chief Operating Officer
(412) 456-4416




                                       FOR IMMEDIATE RELEASE


     PITTSBURGH, PA, September 20, 2004 . . . . Ampco-

Pittsburgh Corporation (NYSE: AP)  reported that the

Carnegie, Pennsylvania plant of its Union Electric Steel

subsidiary was damaged by flooding on Friday, September 17,

2004 as a result of Hurricane Ivan.  The plant is one of two which manufactures forged hardened steel rolls for the

global steel and aluminum industries.



     Together with its insurers, the Corporation is

assessing the extent of the damage.  It is expected that

production will be disrupted for a period of time and could

adversely impact shipments for the balance of 2004.



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